Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company’s Exchange Act File No.: 1-9759

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials.  Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Pritchard, or by telephone at (847) 739-1200, email:  dapritchard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention:  Lori Johnson, or by telephone at (952) 742-6194, email:  lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding IMC’s directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

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[LOGO]	[LOGO]

“Creating A Diversified Global Leader in Crop Nutrition”

January 27, 2004

Regulation MA Disclosure

This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global, Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email:  daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention:  Lori Johnson, or by telephone at (952) 742-6194, email:  lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding IMC’s directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

[LOGO]	[LOGO]

Presenters

Cargill, Incorporated

Name	Position

Robert Lumpkins	• Vice Chairman and Chief Financial Officer

Fritz Corrigan	• Executive Vice President

IMC Global Inc.

Name	Position

Douglas Pertz	• Chairman and Chief Executive Officer

Reid Porter	• Executive Vice President and Chief Financial Officer

Creating Value for All Stakeholders

•                  Creates leading, publicly traded global crop nutrient company better positioned to deliver customer and shareholder value

•                  IMC shareholders retain investment in a stronger public company as global agriculture fundamentals improve

•                  Remain significant participants in the forecasted phosphate cycle recovery

•                  Continue to reap benefits of IMC’s leading, low-cost global potash business with improving supply/demand fundamentals

•                  Significant run-rate synergies of $145 million annually with excellent prospects for ongoing cost reductions

•                  Optimization of mining, manufacturing, purchasing, transportation and logistics

•                  Elimination of duplicative overhead costs

•                  Immediately accretive to IMC EPS with improving earnings and cash flow over medium-term through synergy realization and expanded growth opportunities

•                  Strong financial profile

•                  LTM Sales ~ $4.1 billion

•                  Total Assets ~ $5.4 billion

Note:                   LTM financials for IMC are for the period ended September 2003. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

•                  Enhanced financial flexibility with improved credit profile and coverage ratios

•                  Cargill is contributing businesses with nominal debt (~ $50 million)

•                  LTM EBITDA ~ $440 million (pre-synergies)

•                  Total Debt ~ $2.2 billion

•                  IMC’s leading domestic phosphate and potash businesses will be combined with Cargill’s largely international franchise to form stronger and broader global platform

•                  Combined global phosphate capacity share of 14.4%(1), with processed phosphate capacity of more than 13 million tons

•                  Potash global capacity share of 15.5% (2)

•                  Expanded production capabilities coupled with a worldwide Cargill distribution platform in three key geographies of North America, South America, and Asia, including key growth markets of Brazil and China

•                  More diversified product mix includes all three primary nutrients: phosphate and feed phosphates, potash and nitrogen

•                  Transaction creates company better able to compete globally after severe impact of market downturn

Note:                   LTM financials for IMC are for the period ended September 2003.  IMC EBITDA defined as operating earnings from continuing operations plus depreciation, depletion and amortization.  LTM financials for Cargill based on unaudited financial results for the period ended November 2003.  Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization.  Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million).  For accounting purposes, Cargill accounts for Saskferco under the equity method.  Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

(1)                                  Measured as phosphoric acid capacity.  Capacity share based on IFA and company data.

(2)                                  Capacity share based on IFA and company data.

Key Transaction Terms

Transaction

•                  Formation of new NYSE-listed, public company (“NewCo”)

•        Merger of IMC Global (“IMC”) with NewCo sub

•        Contribution of equity interests of Cargill Crop Nutrition by Cargill and related entities to NewCo

IMC Share Exchange

•                  IMC shareholders to receive:

•        1 NewCo Common share per IMC Common share; 1 NewCo Preferred share per IMC Preferred share

Ownership Split

•                  Cargill: 66.5% / IMC shareholders: 33.5%

Name and Headquarters

•                  To be determined

Management

•                  CEO & President: Fritz Corrigan

Board Composition

•                  11 directors total – 6 independent

•        7 appointed by Cargill / 4 appointed by IMC during standstill period

Tax Treatment

•                  Tax-free to IMC shareholders

Expected Closing Date

•                  Summer 2004, subject to regulatory and IMC shareholder approval and other customary closing conditions

Other

•                  Lock-up – Cargill has agreed not to dispose of NewCo shares for three years

•                  Standstill – Cargill has agreed not to acquire publicly traded NewCo shares for four years

•                  Cargill receives approximately 5.5 mm NewCo Class B shares convertible into NewCo Common shares upon conversion of the NewCo Preferred shares

•                  IMC to buy out outstanding PLP public units with IMC stock by closing

•                  $30 million reciprocal break-up fee

Cargill Brings Leading, Global Fertilizer Franchise to Combination

•                  Leading Phosphate Business

•                  Low-cost phosphate producer with a strong global focus

•                  8.0 million tons of rock capacity

•                  5.7 million tons of processed phosphate capacity

•                  Exclusive export marketing rights in Australia (WMC) and Lithuania (Lifosa)

•      International Production Presence in Attractive Markets

•                  20% owner of Fosfertil in Brazil, the largest Brazilian domestic producer of nitrogen and phosphate fertilizers

•                  35% equity stake in 660,000 ton DAP/NPK granulation plant in Haikou, China

•      Global Distribution Footprint

•                  Approximately three dozen distribution facilities in attractive markets

•                  U.S., Brazil, China, Southern Cone, India, Southeast Asia

•                  Provides product tailoring, logistics and other value-added services to customers

•                  Strong North American Nitrogen Position

•                  50% owner of one of North America’s most efficient nitrogen operations — Saskferco Products, Inc., located in Saskatchewan, Canada and adjacent to IMC’s Belle Plaine potash mine

•                  1.2 million ton nitrogen fertilizer plant

•                  Cargill has exclusive marketing rights for all Saskferco products

•                  Nitrogen import assets and capabilities

•                  Track Record of Profitability and Growth

•                  Earnings positive for 11 of the last 12 years

•                  EBITDA and equity earnings grew at approximately 9% CAGR over the same time period

•                  World-class Management and Employees

•                  Focus on operational excellence and best practices in a global context

•                  ~ 3,200 employees in 17 countries

•                  Environmental Stewardship and Corporate Citizenship

•                  Excellent permitting and land reclamation track record

•                  Active in local communities

Cargill Crop Nutrition Business Mix

LTM Sales Mix

[CHART]

LTM EBITDA and Equity Earnings Mix

[CHART]

Note:                   LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization. Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million). For accounting purposes, Cargill accounts for Saskferco under the equity method. LTM Sales percentage mix determined prior to intercompany eliminations. LTM EBITDA and equity earnings mix reflects percentage contribution from segments before allocation of corporate expense of approximately $11 million. Total EBITDA and equity earnings for Cargill as shown here of $172 million include this expense.

Quality Florida Phosphate Operations

[GRAPHIC]

Bartow / Mulberry Complex

Product	# Plants	Capacity
Phosphoric Acid	2	1,050 tst
DAP	1	1,650 tst
DAP or MAP	1	650 tst

Riverview Complex

Product	# Plants	Capacity
Phosphoric Acid	2	950 tst
DAP	1	1,050 tst
MAP	2	510 tst
MicroEssentials	1	500 tst
Feed Phosphate	2	350 tst

Green Bay Chemical Complex

Product	# Plants	Capacity
Phosphoric Acid	2	700 tst
DAP or MAP	1	850 tst
DAP	1	650 tst

Mines

Rock Mine	Capacity	Status
Ft. Meade	—	Idle
Hookers Prairie	2.8 mst	Oper.
South Ft. Meade	5.2 mst	Oper.
Pioneer	—	Proposed

Note: Capacity figures as of 2003.

Extensive Global Distribution Footprint

North America

[GRAPHIC]

South America

[GRAPHIC]

Asia

[GRAPHIC]

Significant Presence in Attractive Brazilian Market

•                  Second largest producer and distributor of blended fertilizers for agricultural use in Brazil (distributes 2.7 million tons annually)

•                  Distributor of blended and packaged fertilizer through six production plants

•                  Operator of two fertilizer granulation plants producing single super and feed grade phosphates

•                  Operator of deep water import terminal in Paranagua (Fospar)

•                  20% stake in Fosfertil, which is largest Brazilian domestic producer of nitrogen and phosphate fertilizers

•                  As minority owner of Fosfertil, Cargill Fertilizantes has monthly off-take agreement with respect to plant production of nitrogen and phosphate fertilizers

Strong North American Nitrogen Position Through Saskferco

•                  Joint venture between Cargill (50% ownership), Crown Investments Corporation of Saskatchewan (49%) and Citibank Canada (1%)

•                  Owner and operator of 1.2 million ton nitrogen fertilizer plant located in Belle Plaine, Saskatchewan (commissioned in October 1992) as well as warehouse in Carman, Manitoba

•                  One of largest producers of granular urea and anhydrous ammonia in North America

•                  Largest single line urea granulation unit in North America

•                  Produces approximately 3,200 tons of granular urea per day and 2,100 tons of anhydrous ammonia per day

•                  Produces feed grade urea (since November 2003) and UAN (nitrogen solutions) starting in February 2004

•                  Extremely energy efficient nitrogen facility

•                  Most of product moved in Western Canada and U.S. northern tier states

Complementary Phosphate Locations Present Opportunity to Optimize Operations…

[GRAPHIC]

[GRAPHIC]

Note:                   Faustina includes processing plant and an anhydrous ammonia plant.

(*) Idled.

…Leading to Potential for Significant, Achievable Synergies

$145 million Pre-tax Run tax Run-Rate Synergies per Year

•                  Synergies amount to approximately 3.5% of LTM 2003 sales

•                  Synergies primarily in:

•                  Selling, General & Administrative

•                  Phosphate Operations Optimization

•                  Raw Materials Purchasing and Supply Chain Management

•                  Phosphate Freight and Logistics

•                  Marketing and Best Practices Implementation

•                  Integration plan to emphasize mine/chemical complex optimization and best practices

•                  Phase-in over 3 years; 100% achieved by Year 3 of operations after transaction closing

Combination Creates Leading Industry Player…

LTM Sales ($ Billions)

[CHART]

Note:                   Sourced from public documents for all companies except for Cargill which is from Cargill company data. LTM sales for the period ended September 2003 except for Cargill (unaudited) which is for the period ended November 2003. Yara sales converted into U.S. Dollars at the average LTM NOK/USD exchange rate for the period ended September 2003.

…With a Balanced Product Offering to Customers

LTM Sales

Cargill

[CHART]

$2.0 billion

IMC

[CHART]

$ 2.1 billion

NewCo

[CHART]

$ 4.1 billion

Note:                   LTM financials for IMC are for the period ended September 2003. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. LTM Sales percentage mix for Cargill determined prior to intercompany eliminations.

NewCo is a Financially Stronger Entity with Improved Earnings Power and Credit Profile…

(LTM Figures in $ Millions except where indicated)

	[LOGO]	[LOGO]	NewCo
Sales ($ billions)	$2.0	$2.1	$4.1

EBITDA (w/o synergies)	172	268	440

EBITDA (w/ run-rate synergies)	—	—	585

Total Debt	50	2,130	2,180

Total Initial Debt / EBITDA - (w/o synergies)	—	—	5.0	x

Total Initial Debt / EBITDA - (w/ run-rate synergies)	—	—	3.7	x

Note:                   LTM financials for IMC are for the period ended September 2003. IMC EBITDA defined as operating earnings from continuing operations plus depreciation, depletion and amortization. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization.  Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million). For accounting purposes, Cargill accounts for Saskferco under the equity method. Balance sheet amounts do not include IMC cash and cash equivalents as of September 30, 2003 of $56 million, do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.  Assumed run-rate synergies of $145 million.

…in an Environment of Potentially Improving Crop Nutrient Demand Prospects

More planted area and higher yields are required to meet projected grain and oilseed demand and thus bolster crop nutrient prospects

[CHART]

•                  Grain stocks outside China dropped 42 mmt during the 2002/03 crop year and USDA projects that stocks will drop another 47 mmt during 2003/04

•                  The drop of nearly 90 mmt during the last couple of years is the largest two-year drop since the mid-1980s

•                  China also is drawing down stocks — but difficult to tell how much

Markets are Sending Strong Signals to Farmers to Plant More Acres and Intensify Cropping Practices

New Crop Corn

[CHART]

New Crop Soybean

[CHART]

New Crop Wheat

[CHART]

Source: CBOT, KCBOT.

A Broad-Based Recovery in Nutrient Demand is Underway…

World Nutrient Consumption

[CHART]

•                  According to recent IFA estimates, world nutrient use increased more than 3% to 145 mmt in 2003. That eclipses the previous record set in 1988 when the former Soviet Union “officially” consumed more than 27 mmt of nutrients

•                  World nutrient use is forecast to increase another 1.5%-2.0% to more than 147 mmt this year

•                  Nutrient demand stagnated after 1997 due to adjustments following the sharp run-up in agricultural commodity prices in the mid- 1990s

Source: IFA and Cargill.

…Led by Brazil

Strong world oilseed prices combined with a highly depreciated real have stimulated the export oriented agricultural sector in Brazil

[CHART]

•                  Brazil fertilizer use increased more than 15% in 2003 to 22.1 mmt of all products

•                  No let-up in demand is projected for the next 2-3 years.  Demand is forecast to increase to nearly 24 mmt this year

•                  Fertilizer use has more than doubled from the average level of the mid-1990s

Source: ANDA and Cargill.

Phosphate Prices Have Increased to 8-Year Highs, But Gross Margins Have Improved Less Rapidly

[CHART]

•                  The price of DAP fob Tampa vessel has increased to an 8-year high, pushed up in part by input cost pressures

•                  Improving phosphate fundamentals have boosted the DAP gross margin toward the high end of the range since the cyclical down-turn began in 1999

•                  The DAP gross margin, calculated from published spot prices, is the fob plant price of DAP less raw materials costs

Source: Fertecon, Green Markets, TFI.

Conclusion

•                  Creates leading, publicly traded global crop nutrient company

•                  IMC shareholders invested in a stronger public company as global agriculture fundamentals improve, remaining as significant participants in the forecasted phosphate cycle recovery and continuing to benefit from IMC’s leading global potash business

•                  Significant run-rate synergies of $145 million annually

•                  Immediately accretive to IMC EPS with growing profitability

•                  Strong combined financial profile with reduced leverage and enhanced flexibility

•                  Stronger and broader global platform in phosphates, particularly in growing Brazilian and Chinese markets

•                  More diversified product mix

•                  Global distribution reach in attractive faster-growing markets